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                                                                     Exhibit 2.1

                             SWAP PROMISE AGREEMENT

                             UNSRA - CARMEL - KAUKAU

AGREEMENT 1

AGREEMENT, entered into in Santiago, Chile, this 8th day of September, 2000, by and among Uniservice Corporation (hereinafter "UNSRA"), represented by Ricardo Vilensky Cohen, National ID Card No. 6,370,999-9, both domiciled at Carmencita 25, Oficina 102, Las Condes, Santiago; Inmobiliaria Carmel (hereinafter "Carmel") represented by Avram Fritch, National ID Card No. 14,518,568-8, both domiciled in this city at Avda. Las Condes 7300, Las Condes; and Inversiones KauKau S.A. (hereinafter "KauKau") represented by Ricardo Vilensky Cohen, identified hereinabove, both domiciled at Carmencita 25, Oficina 102, Las Condes.

ONE: PREAMBLE: The parties represent the following facts as a preamble to entering into this Agreement:

1.- Carmel and KauKau hold shares of stock issued by public corporation REBRISA S.A. as follows: (a) Carmel holds 623,579,295 shares of "A" Series stock and 21,752,701 shares of "B" Series stock; (b) KauKau holds 158,459,310 shares of "A" Series stock and 841,151 shares of "B" Series stock.

2.- UNSRA is a public corporation incorporated under the laws of Florida, United States of America, and its shares are traded on the stock exchanges (Nasdaq SmallCap) of said country.

3.- UNSRA has expressed its bona fide interest in purchasing shares of stock at REBRISA S.A. both from third parties as well as from such shares as are part of the issue under the capital increase approved by said corporation at a stockholders' meeting held on April 27, 2000, the minutes of which are executed as a public instrument at the Notary's Office of Raul Undurraga Laso, Esq., on May 15, 2000 (the "Capital Increase"). Additionally, UNSRA has expressed its interest in purchasing the shares of stock held by Carmel and KauKau at Rebrisa by swapping them for its own shares of stock. The foregoing is subject to:

a) UNSRA's successful completion of a placement of its own stock on the US market in order to secure capital to purchase the shares at REBRISA S.A., which placement shall be deemed successful in case UNSRA secures funds in an amount equal to or greater than US$5,000,000, net of underwriting and placement expenses;

b) the Chilean Superintendence of Securities and Insurance's approval of the capital increase agreed at REBRISA on the terms provided by the stockholders' meeting, the minutes whereof were mentioned hereinabove. It is hereby noted that the Prospectus with the application for approval of the capital increase has been filed with the Superintendence of Securities;

c) UNSRA's purchase of the shares of stock under the capital increase agreed by REBRISA S.A. at least in the peso-equivalent of US$3,600,000, at a price not in excess of Ch$2.10 per share.


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The above conditions have been provided solely in favor of UNSRA and UNSRA may therefore waive them whenever it sees fit.

4.- It is likewise noted that Carmel has expressed its acceptance to UNSRA's entry as a stockholder in REBRISA S.A. on the terms hereunder provided.

5.- Carmel and KauKau are willing, on the terms hereinbelow indicated, to swap their equity holdings at REBRISA S.A. for UNSRA stock and are also willing to assign, at the price of Ch$1,000, their preemptive option to subscribe for the cash shares to be issued under the Capital Increase, all this in case UNSRA's placement is successful.

6.- The parties are likewise fully aware that UNSRA entered into a stock purchase and sale and swap promise agreement and a preemptive option assignment agreement with B y C, Sideral Ltda. and Ernesto Labatut S., dated July 18, 2000, all in connection with shares of stock at Rebrisa S.A and UNSRA.

7.- In light of the foregoing, the parties have agreed to enter into the assignment of rights promise and swap promise as indicated in the following clauses:

TWO: SWAP PROMISE AND ASSIGNMENT PROMISE:

I) SWAP PROMISE: UNSRA hereby promises to swap and transfer to Carmel, who in turn promises to acquire, 1,525,360 (one million five hundred and twenty-five thousand three hundred and sixty) "A" Series shares of its own capital stock in exchange for 579,579,295 (five hundred and seventy-nine million five hundred and seventy-nine thousand two hundred and ninety-five) shares of "A" Series stock and 21,752,701 (twenty-one million seven hundred and fifty-two thousand seven hundred and one) shares of "B" Series stock at REBRISA S.A.

In turn, UNSRA hereby promises to swap and transfer to KauKau, who in turn promises to acquire, 336,738 (three hundred and thirty-six thousand seven hundred and thirty-eight) "A" Series shares of its own capital stock in exchange for 130,462,310 (one hundred and thirty million four hundred and sixty-two thousand three hundred and ten) shares of "A" Series stock and 841,151 (eight hundred and forty-one thousand one hundred and fifty-one) shares of "B" Series stock at REBRISA S.A out of its total 158,459,310.

The price determined by the parties for the shares of "A" Series stock of UNSRA is US$2.80 (two dollars and eighty cents) per share, and the price determined by the parties for the shares of "A" and "B" Series stock of REBRISA S.A. is Ch$3.05 (three pesos five cents) per share. The above price shall be deemed paid through the reciprocal transfer of shares under this swap promise. No increase or decrease in the exchange rate for the US dollar shall affect the number of shares to be swapped hereunder.

The final swap agreement shall be entered into within 10 days subsequent to the fulfillment of the conditions indicated in a), b), and c) of No.3 in Clause One above. If more than 180 days elapse from the date hereof without the aforementioned conditions having been met, UNSRA may send written notice of its intent to waive the above conditions, in which case the swap promised


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hereunder shall be entered into. If nothing is notified and the conditions are not met within the above term, they shall be deemed breached and this agreement shall be terminated forthwith as of right, without any court declaration being necessary, the parties thenceforth being free to act as they please.

The shares of REBRISA S.A. hereunder shall be transferred free and clear of all liens, pledges, attachments or litigation. The promised sale shall include all the rights and privileges to which the shares hereunder are entitled.

However, the UNSRA shares to be swapped hereunder shall be transferred free and clear of all liens, and may entail certain temporary restrictions against selling or disposing of the same applicable to the buyer if said buyer or the owner thereof is a Director at UNSRA.

The parties shall deliver the stock certificates at the time of executing the final swap agreements or within 5 days from the execution of the final agreements.

II) PREEMPTIVE OPTION ASSIGNMENT PROMISE: Carmel and KauKau hereby promise to assign and transfer to UNSRA or to its nominee, who in turn promises to purchase and acquire, the preemptive purchase option which the promising sellers hold under the law and REBRISA S.A.'s bylaws as stockholders therein, which option resulted from the capital increase agreed by REBRISA S.A. at the stockholders' meeting indicated above.

The price for the Preemptive Purchase Option held by Carmel at REBRISA S.A. shall amount to Ch$1,000 (one thousand pesos), to be paid in full at the time of execution of the final assignment agreement.

The price for the Preemptive Purchase Option held by KauKau at REBRISA S.A. shall amount to Ch$1,000 (one thousand pesos), to be paid in full at the time of execution of the final assignment agreement.

The final assignment agreement for the Preemptive Purchase Option shall be entered into within 10 days subsequent to the fulfillment of the conditions indicated in a), b), and c) of No.3 in Clause One above. If more than 180 days elapse from the date hereof without the aforementioned conditions having been met, they shall be deemed breached and this agreement shall be terminated forthwith as of right, without any court declaration being necessary, the parties thenceforth being free to act as they please.

The rights under the Preemptive Purchase Option hereunder shall be transferred free and clear of all liens, pledges, attachments or litigation. The promised assignment shall include all the rights and privileges to which the Options hereunder are entitled.

In case the capital increase at Rebrisa, currently pending approval with the Superintendence of Securities, is approved during the effective term of this Agreement and the 30-day statutory period for stockholders to exercise their preemptive option consequently starts running, then all the parties herein involved, including Inversiones Kau Kau S.A., represented by Ricardo


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Vilensky Cohen, identified above, shall refrain from exercising their purchase option during the term of this Agreement.

III) The agreements promised in numerals I and II above shall be executed concurrently and simultaneously.

IV) During the effective term hereof, the parties shall refrain from purchasing shares of stock at REBRISA S.A. separately unless they do so by mutual agreement.

THREE: PENALTIES: In case any of the parties defaults on its obligations hereunder and if said default is not cured within 10 days from the date on which notice shall be served written notice demanding said cure, the defaulting party shall pay the diligent party a penalty in the sum of US$100,000, which amount has been agreed as late penalty.

FOUR: ARBITRATION: Any doubt or difficulty arising in connection with the validity, applicability, performance or interpretation hereof shall be settled briefly and summarily by an equitable arbitrator whose award shall be final. The arbitrator shall be appointed by mutual agreement of the parties in dispute, and failing such agreement the appointment shall be made by the courts of justice, in which case the equitable arbitrator shall have worked as counsel at the Supreme Court or as arbitrator at the Arbitration Center of the Santiago Chamber of Commerce.

FIVE: CONVENTIONAL DOMICILE: For all legal effects in connection herewith, the parties establish their domicile in the city of Santiago.

SIX: COUNTERPARTS: This instrument is executed in two counterparts in Spanish and two counterparts in English, of identical content and date, with one such counterpart remaining in the possession of each party hereto.

pp. INMOBILIARIA CARMEL S.A.                    pp. UNISERVICE CORPORATION
        Avram Fritch                            pp. Inversiones Kaukau S.A.
                                                     Ricardo Vilensky C.



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